Timothy J. Simpson

Executive Vice President

And General Counsel

Covanta Holding Corporation

445 South Street

Morristown, NJ 07960

Tel 862.345.5372

Fax 862.345.5140

Email tsimpson@covanta.com

October 11, 2016

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange

  Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Covanta Holding Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed July 28, 2016
Response Letter
Filed August 2, 2016
File No. 001-06732

Dear Ms. Thompson:

As Executive Vice President and General Counsel of Covanta Holding Corporation (the “Company”), I am responding to your letter dated September 28, 2016 to Stephen J. Jones (the “Comments Letter”), the Company’s President and Chief Executive Officer. To facilitate your review, each comment in the Comment Letter is set forth below in bold type and my corresponding response appears below it in ordinary type.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Note 3. Dispositions and Assets Held For Sale, page 9

1.	We note your response to comment 3. In order for us to properly evaluate your response and your accounting treatment, please provide us with the following additional information:

Jennifer Thompson

United States Securities and Exchange

  Commission

October 11, 2016

•	It appears from your response that you did not determine an estimated fair value of the 15% interest in Sanfeng Environmental you received in the “swap” transaction and that you deferred the gain, similar to a contingent gain under ASC 450, due to “significant uncertainty in the realization of value” related to the “sale” transaction. However, we note that the swap transaction has been consummated and does not appear to be contingent in nature. We also note that the swap was not contingent on the subsequent completion of the sale transaction. Accordingly, please tell us in more detail what consideration you gave to recording the 15% interest in Sanfeng Environmental received at its estimated fair value under ASC 820 and recognizing a gain or loss in income when the swap transaction was consummate. Additionally, since we understand the sale transaction has now been consummated, explain to us in detail the journal entries you plan to record related to the sale during the quarter ended September 30, 2016.

•	Tell us how you determined it was appropriate to defer recognition of the cumulative translation adjustment in light of the fact that you derecognized your Chinese assets upon completion of the swap transaction. Please refer to ASC 830-30-40-1 and 40-1A.

Response:

Considerations to Recording 15% Interest in Sanfeng Environmental at Fair Value

In assessing the proper accounting treatment of the value received in the “swap” transaction, in accordance with ASC 810-10-40-5, we considered the unique facts and circumstances of the swap and sale transactions, and applied judgment to account for the transactions in a manner that we considered to be appropriate and transparent to the readers of our financial statements and consistent with the substance of the transactions. Specifically, as described more fully below, we believed that there was significant uncertainty in the value of the 15% interest in Sanfeng Environmental at the time the swap was completed in the quarter ended March 31, 2016, and therefore we concluded to (i) account for the swap using the carrying value of our de-consolidated businesses and (ii) disclose the gain expected to be recognized upon the ultimate sale to CITIC. Included in this determination was a consideration that we expected to have greater certainty into the realization and measurement of value of the interest in Sanfeng Environmental prior to year-end (the sale to CITIC closed in the quarter ended September 30, 2016), at which time a gain would be recorded.

When the swap transaction was consummated, we considered the guidance in ASC 810 and the following options for measuring the fair value in accordance with ASC 820: (1) estimating the value of the 15% interest in Sanfeng Environmental based on the sale price for 91% of the interest as agreed with CITIC, (2) estimating the fair value based on a fundamental valuation analysis, or (3) using carryover cost basis of the deconsolidated assets with footnote disclosure of the estimated gain assuming that the CITIC transaction would close.

Jennifer Thompson

United States Securities and Exchange

  Commission

October 11, 2016

Regarding the first alternative, we believed that there was significant uncertainty in the realization of the value implied by the sale price agreed with CITIC, and therefore did not believe that it was a reliable measure of fair value at the time of the swap. While we discussed these factors in detail in our letter dated September 1, 2016, we have summarized them here to help with the discussion of this alternative. Based on our experience doing business in China, we believed that there was significant uncertainty in obtaining cash under a commercial contract with a government-owned company in China; the process of obtaining the necessary regulatory approvals in China is complex and lengthy; complex laws governing ownership of public companies in China would eliminate many market participants from the process of identifying an alternative buyer of our stake in the potential public company (which would be applicable if the CITIC sale had not been completed); and the Sanfeng Environmental shares are not publicly-traded or liquid, further limiting potential sale alternatives at an equivalent value consistent with the agreement with CITIC. The variables noted above resulted in significant uncertainty that directly impacted our conclusion on the appropriate discount rate and other assumptions to use for purposes of the valuation. We believe such an approach would have led to a value that was not sufficiently precise or reliable.

Regarding the second alternative (estimate based on fundamental valuation), we considered the multiple impediments to concluding on a reliable or supportable fair value with any precision at the time of the swap. Due to the fact that Sanfeng Environmental is a Chinese state-owned entity and we lacked informational and other rights with respect to this investment, we did not have the ability to access the necessary information that would be needed in order to perform a detailed valuation for accounting purposes. As indicated in our response dated September 1, 2016, our agreement to enter into the swap was predicated on our ability to liquidate a majority of the holding and obtain cash from another buyer (CITIC) at a value that we deemed attractive relative to our existing assets (i.e., the business given up). Therefore, from a business standpoint, we were comfortable with the fact that we did not have the ability to perform the level of due diligence or other procedures that would normally be performed relative to the investment in Sanfeng Environmental because this investment was meant to be held only temporarily. Given the lack of data available as inputs in a valuation of the investment, we believed that such a valuation would have resulted in a significant range of potential values with no individual amount being more reliable or precise than any other.

After considering the inability to derive a reliable fair value as discussed above, in combination with the anticipated timing of the closure of the deal, and the disclosure to be provided in the footnotes, we concluded that recording the retained equity investment in Sanfeng Environmental

Jennifer Thompson

United States Securities and Exchange

  Commission

October 11, 2016

at the carrying amount of the deconsolidated businesses was reasonable under our particular facts and circumstance. In addition, we disclosed the approximate gain that we expected to recognize upon completion of the sale in order to provide the readers of the financial statements with a transparent view of the transaction that was expected to close within the same fiscal year. We also believed that this approach would avoid potential confusion that may have resulted if we had recorded the swap and retained interest at an amount greater than the carrying amount, resulting in a gain during the quarter ended March 31, 2016, and subsequently recorded a second gain (or loss) upon closing of (or failing to close) the CITIC transaction in the quarter ended September 30, 2016.

Accounting at September 30, 2016

We confirm that the sale transaction was completed in September, and as such the entire transaction will be recorded in fiscal year 2016. We intend to record the following journal entry (in millions) in the quarter ended September 30, 2016 to record the gain:

Dr. Cash $105

Cr. Other current assets $70

Cr. Gain on sale $35

Recognition of Cumulative Translation Adjustment

Regarding the deferral of recognition of the cumulative translation adjustment (CTA), we concluded that it would be more meaningful and easier for the users of the financial statements to understand the transaction if we were to record the CTA gain in the same period as the transaction gain. We believed that this approach was reasonable considering that the interest in Sanfeng Environmental, held on an interim basis, was subject to the same currency risk as the assets that were de-recognized in the swap. We acknowledge that ASC 830-30-40-1 and 40-1A require the recognition of the CTA gain upon “sale or upon complete or substantially complete liquidation of an investment,” which occurred with the de-recognition of our Chinese assets upon completion of the swap transaction in the quarter ended March 31, 2016. Notwithstanding this, we considered the accounting of the CTA in the context of the overall transaction and related transaction gain, as discussed above, and therefore deferred the CTA gain so that the readers of our financial statements could more clearly understand the financial impact of the transactions, taken as a whole, on our financial statements.

The amount of the CTA gain of $5 million was not material, either quantitatively or qualitatively, to our financial position, results of operations or cash flows for the three months ended March 31, 2016, the six months ended June 30, 2016, or the three and nine months ended September 30, 2016. Accordingly, we will record this CTA gain in the quarter ended September 30, 2016. The journal entry to record this gain is as follows (in millions):

Jennifer Thompson

United States Securities and Exchange

  Commission

October 11, 2016

Dr. Other comprehensive income $5

Cr. Gain on sale $5

If you have any questions or comments, please do not hesitate to contact me directly at (862) 345-5372.

Sincerely,

/s/ Timothy J. Simpson

Timothy J. Simpson

cc:	Stephen J. Jones
Bradford J. Helgeson
David S. Stone